Exhibit 99.1

Rectitude Holdings Ltd. Announces Acquisition of MR. BUTLER PTE. LTD. and Executes Business Migration Agreements with INOS and G & L

●	Rectitude has signed a Share Purchase Agreement to acquire 100% of Mr. Butler, adding household goods repair and personal service activities to its product portfolio.

●	Following a successful collaboration period under the RSB framework, Rectitude is formally migrating the customer contracts and intellectual property of INOS and G & L into its operations.

●	The transactions are funded through the issuance of Rectitude ordinary shares, incorporating one-year lock-up periods to align the incoming operational teams with the Company’s long-term objectives.

SINGAPORE, November 2, 2026 – RECTITUDE HOLDINGS LTD (Nasdaq: RECT; the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today announced it has entered into definitive agreements to advance its Rectitude Succession Bridge (“RSB”) model and corporate expansion strategy. The Company executed a Share Purchase Agreement to acquire MR.BUTLER PTE. LTD. (“Mr. Butler”) and separate Business Migration Agreements to formally integrate the commercial operations of INOS Pte. Ltc. (“INOS”) and G & L Hardware Marketing Pte. Ltd. (“G & L”).

Acquisition of Mr. Butler

To further expand its operational ecosystem, Rectitude entered into a Share Purchase Agreement on October 12, 2026, to acquire all issued shares of Mr. Butler, a Singapore-based company specializing in personal service activities and the repair of household goods.

The agreed consideration for the acquisition is 800,000 new Class A ordinary shares of the Company, valued contractually at US$1.00 per share. A specified percentage of these shares will be subject to a contractual holdback, generally issuable six months after completion to account for any unresolved claims. The issued shares are also subject to a one-year lock-up following completion. The transaction is expected to close five business days after the satisfaction or waiver of specified closing conditions, including material contractual consents and regulatory approvals.

Execution of RSB Model

In April 2026, Rectitude announced its strategic collaborations with INOS and G & L under the RSB, a risk-mitigated, “incubate-to-acquire” growth framework. This model allowed Rectitude to evaluate the operational fit of both companies without significant upfront capital investment. Following this successful evaluation phase, the Company has now moved to formally integrate these businesses.

On October 17, 2026, Rectitude executed Business Migration Agreements with both INOS and G & L. Under the terms of the agreements, the sellers will transfer specified customer relationships, contracts, and intellectual property, including applicable trade names, trademarks, domains, and customer lists, directly to the Company. Both sellers will provide transitional assistance for 90 days following the closing, which is scheduled for November 1, 2026, subject to customary conditions.

As consideration for each migration, the Company will issue 500,000 ordinary shares to each seller (1,000,000 shares in aggregate) at closing. The consideration shares are subject to a one-year lock-up period.

“These agreements demonstrate the practical execution of our Rectitude Succession Bridge strategy,” said Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude. “Over the past several months, we validated the financial and operational contributions of INOS and G & L within our ecosystem. Moving to a formal business migration secures their customer bases, brand assets, and technical expertise. Concurrently, acquiring Mr. Butler broadens our service capabilities in the region. Funding these transactions through equity with standard lock-up periods ensures that the founders of these businesses remain aligned with our focus on disciplined, long-term growth.”

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam. For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s plans, strategies and business development initiatives. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s latest Annual Report on Form 20-F for the fiscal year ended March 31, 2026, and its other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global